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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. ____)


                        LUMINANT WORLDWIDE CORPORATION
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                               (Name of Issuer)


                         COMMON STOCK, $.01 PAR VALUE
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                        (Title of Class of Securities)


                                  550260 10 3
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                                (CUSIP Number)


   John B. Watkins, Esquire                 James R. Corey, President
   Wilmer, Cutler & Pickering               Luminant Worldwide Corporation
   2445 M Street, N.W.                      4100 Spring Valley Road, Suite 750
   Washington, D.C. 20037                   Dallas, Texas  75244
   (202) 663-6000                           (972) 404-5167
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            (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)


                           September 21, 1999
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         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                    (Continued on following pages)

                          Page 1 of 7 Pages

                             SCHEDULE 13D

CUSIP No. 550260 10 3                                         Page 2 of 7 Pages
          -----------                                              -    -


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     James R. Corey
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 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*
     00
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    /  /
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 (6) Citizenship or Place of Organization
     United States of America
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Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,695,897
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,695,897
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,695,897
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   /  /

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(13) Percent of Class Represented by Amount in Row (11)
     7.1%
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(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                             SCHEDULE 13D

CUSIP No. 550260 10 3                                         Page 3 of 7 Pages
          -----------                                              -    -


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     James R. Corey GRAT dated July 9, 1999
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Virginia
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Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,271,923
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,271.923
                             --------------------------------------------------
                             (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,271,923
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*   /  /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D (CONTINUED)                                     PAGE 4 OF 7 PAGES


Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock") of Luminant Worldwide Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 4100 Spring Valley Road, Suite 750, Dallas, Texas 75244.

Item 2.  Identity and Background.

         The names of the persons filing this Statement are James R. Corey and the James Corey GRAT dated July 9, 1999, a trust formed under the laws of the State of Virginia (the "Trust"). The residence of Mr. Corey and the principal office and place of business of the Trust is 694 Rossmore Court, Great Falls, Virginia. Mr. Corey is the President and a director of the Company.

         During the last five years, neither Mr. Corey nor the Trust have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Mr. Corey nor the Trust have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         Mr. Corey is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As described in further detail in Item 4, Mr. Corey and the Trust acquired the shares of Common Stock of the Company in exchange for Mr. Corey's and the Trust's respective membership interests in Potomac Partners Management Consulting LLC ("Potomac"), a limited liability company which was acquired by the Company.

Item 4.  Purpose of Transaction.

         On June 1, 1999, Mr. Corey and the other members of Potomac entered into an agreement (as amended, the "Acquisition Agreement") whereby Potomac would be merged with and into a wholly-owned subsidiary of the Company and the members of Potomac would receive a combination of cash and shares of Company Common Stock in exchange for their membership interests in Potomac. Pursuant to the Acquisition Agreement, Mr. Corey on September 21, 1999 received an aggregate of approximately $1,404,151 in cash and 423,974 shares of Company Common Stock at a price per share of $18.00 in exchange for his membership interest in Potomac, and the Trust, of which Mr. Corey is the sole trustee, received an aggregate of approximately $4,212,460 in cash and 1,271,923 shares of Company Common Stock at a price per share of $18.00 in exchange for its membership interest in Potomac.

         Under the terms of the Acquisition Agreement, the former members of Potomac are eligible to receive additional, contingent consideration from the Company depending upon the financial performance of the Company and the amount of revenues received by the Company from a certain client. Mr. Corey is eligible to receive up to a maximum of approximately $6,988,696 worth of contingent consideration, and the Trust is eligible to receive up to a maximum of approximately $20,960,100 worth of contingent consideration. The contingent consideration may be paid in Common Stock and/or cash, at the discretion of the Company, provided that at least 50% of any such contingent consideration must be paid in Common Stock.

         Pursuant to the terms of the Acquisition Agreement, Mr. Corey was appointed a director of the Company on September 21, 1999. Pursuant to the terms of an employment agreement entered into between the Company and Mr. Corey on September 21, 1999, Mr. Corey was appointed President of the Company.

         As described in Item 6 below, Mr. Corey and the Trust each have registration rights regarding the shares of Common Stock owned by each and shares of Common Stock which may be issued to each as contingent consideration. Mr. Corey and the Trust may sell some or all of the shares of Common Stock in privately negotiated transactions, on the market or otherwise.

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SCHEDULE 13D (CONTINUED)                                     PAGE 5 OF 7 PAGES


         Other than as set forth above and in Item 6, Mr. Corey and the Trust have no plans of the type identified in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Corey is deemed to beneficially own an aggregate of 1,695,897 shares of Common Stock, constituting 7.1% of the shares of Common Stock outstanding. The Trust beneficially owns 1,271,923 shares of Common Stock, constituting 5.3% of the shares of Common Stock outstanding.

         (b) Mr. Corey as trustee has voting and dispositive power over the 1,271,923 shares of Common Stock owned of record by the Trust. If and when additional shares of Common Stock are issued to the Trust as contingent consideration, Mr. Corey as trustee will have voting and dispositive power over the shares of Common Stock issued as contingent consideration. In addition, Mr. Corey as grantor of the Trust has the power during the term of the Trust to withdraw any assets of the Trust (including shares of Common Stock) and substitute therefor assets of equal value. Mr. Corey has sole voting and dispositive power with respect to the 423,974 shares of Common Stock which he owns of record.

         (c) Except as described in Item 4 above, there have been no transactions of shares of Common Stock effected within the past 60 days by Mr. Corey or the Trust.

         (d) The Trust has the right to receive dividends from, and proceeds from the sale of, the 1,271,923 shares of Common Stock held by the Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Acquisition Agreement, Mr. Corey and the Trust have certain registration rights with respect to the shares of Common Stock owned by each or which may be issued to each as contingent consideration. The Acquisition Agreement provides that Mr. Corey, the Trust and the other former members of Potomac may cause the Company to register the shares of Common Stock that such persons hold or receive as contingent consideration, whenever the Company proposes to register any shares of Common Stock for its own or another's account under the Securities Act of 1933 for a public offering, other than (1) any shelf registration of shares of Common Stock to be used as consideration for acquisitions of additional businesses, (2) registrations relating to employee benefit plans, and (3) registrations relating to rights offerings made to the Company's stockholders. The Acquisition Agreement also contains provisions relating to obligations of the Company, registration expenses, indemnifications and certain other matters. The foregoing description of the Acquisition Agreement is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit A.

         In connection with the initial public offering of the Company, Mr. Corey agreed that, without the consent of Deutsche Banc Securities Inc., as representative of the several underwriters for the initial public offering, he would not sell or otherwise dispose of any shares of Common Stock owned by him of record or beneficially, or as to which he has the power to control disposition, for a period of 180 days following the effectiveness of the Company's registration statement.

         The disclosure set forth in Item 4 is hereby incorporated by reference.

Item 7.  Material to Be Filed as Exhibits

         Exhibit 1 is the Agreement and Plan of Reorganization by and among Clarant, Inc., Potomac Partners Acquisition LLC, Potomac Partners Management Consulting, LLC and the Members named therein, dated as of June 1, 1999, as amended (incorporated herein by reference from Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form S-1 filed by Luminant Worldwide Corporation on July 26, 1999 (SEC File No. 333-80161), and from Exhibit 10.24 to Amendment No. 7 to the Registration Statement on Form S-1 filed by Luminant Worldwide Corporation on September 14, 1999 (SEC File No. 333-80161)).

         Exhibit 2 is the Lockup Letter executed by James R. Corey on September 21, 1999.

         Exhibit 3 is the Joint Filing Agreement between James R. Corey and the James Corey GRAT dated July 9, 1999, dated September 30, 1999.

SCHEDULE 13D (CONTINUED)                                     PAGE 6 OF 7 PAGES


                                SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   September 30, 1999


                                           /s/ James R. Corey
                                           --------------------------
                                           James R. Corey



                                           James Corey GRAT dated July 9, 1999


                                           By: /s/ James R. Corey
                                              --------------------------------
                                              Name:  James R. Corey
                                              Title: Trustee

SCHEDULE 13D (CONTINUED)                                     PAGE 7 OF 7 PAGES


                                EXHIBIT INDEX

Exhibit 1 Agreement and Plan of Reorganization by and among Clarant, Inc., Potomac Partners Acquisition LLC, Potomac Partners Management Consulting, LLC and the Members named therein, dated as of June 1, 1999, as amended (incorporated herein by reference from Exhibit
            10.9 to Amendment No. 1 to the Registration Statement on Form S-1 filed by Luminant Worldwide Corporation on July 26, 1999 (SEC
            File No. 333-80161), and from Exhibit 10.24 to Amendment No. 7 to the Registration Statement on Form S-1 filed by Luminant Worldwide Corporation on September 14, 1999 (SEC File No. 333-80161)).

Exhibit 2   Lockup Letter executed by James R. Corey, dated September 21, 1999.

Exhibit 3 Joint Filing Agreement between James R. Corey and the James Corey GRAT dated July 9, 1999, dated September 30, 1999.